Exhibit 99.1

Opera Limited announces fourth quarter 2020 financial results, exceeds expectations for revenue growth and adjusted EBITDA

Multiple new initiatives gaining traction, investments in gaming, fintech, and expansion of Opera News to developed markets

Company raises growth estimates, sees year-over-year revenues increasing nearly 40% at the midpoint (up from 25% prior indication)

Oslo, Norway, February 25, 2021 – Opera Limited (NASDAQ: OPRA), one of the world’s largest internet consumer brands with over 380 million monthly active users, today announced its unaudited consolidated financial results for the quarter ended December 31, 2020:

Fourth quarter 2020 financial highlights

	Three Months Ended December 31,		Year-over-	Twelve Months Ended December 31,		Year-over-
[US$ thousands, except for margins and per ADS amounts]	2019	2020	year % change	2019	2020	year % change
Revenue	48,763	50,446	3.5%	177,078	165,274	-6.7%

Net income (loss)	21,973	25,404	15.6%	57,899	176,052	204.1%
Margin	45.1%	50.4%		32.7%	106.5%

Adjusted EBITDA (1)	6,752	14,271	111.4%	24,233	25,188	3.9%
Margin	13.9%	28.3%		13.7%	15.2%

Adjusted net income (1)	12,662	34,699	174.0%	50,475	52,280	3.6%
Margin	25.9%	68.8%		27.9%	31.6%

Diluted net income per ADS, US$	0.18	0.22	20.2%	0.51	1.48	188.0%

Diluted adjusted net income per ADS, US$ (1)	0.10	0.30	185.3%	0.45	0.44	-1.9%

(1) Please see the separate section "About non-IFRS financial measures" for the definitions of adjusted EBITDA and adjusted net income.

“These results demonstrate the potential for Opera to generate significant growth thanks to Opera’s two complementary strengths,” noted co-CEO Song Lin. “First, our core businesses - the Opera Browser, and Opera News - are operating at greater scale, with higher user engagement, in our key markets. This is a direct reflection of how well we’re executing, and increases our ability to monetize. Combined with continued COVID-19 recovery, our user driven search and advertising revenues increased 22% versus the prior quarter, and 14% versus the year-ago quarter, representing a solid foundation and allowing us to offer an even stronger outlook for 2021. Second, the strategic investments we have made in adjacent categories, including gaming and fintech, leverage our core strengths and are significantly accelerating our overall growth potential. We’re going to keep making these investments given their clear promise, high growth, and ability to deliver new revenue streams.”

Fourth Quarter and Recent Business Highlights

●	Opera’s monthly active user base increased by 29 million in 2020.

●	The Company reached 79 million average monthly PC users in the fourth quarter, up 17% year-over-year (vs. up 10% year-over-year in the third quarter).

●	The Opera GX browser user base now exceeds 7 million users, up 350% year-over-year in December.

●	Opera News revenue grew over 150% year-over-year and 60% compared to the third quarter.

●

Opera achieved record revenue on mobile. Opera recently launched an in-browser messaging feature, Hype, in Africa, which is an example of a feature aimed at increasing engagement within our Opera Mini browser. Opera for Android, Opera’s flagship mobile browser reached 79 million users, doubling in 2.5 years.

●

Investment in our strategic growth initiatives continued, including the recent acquisition of YoYo Games and creation of Opera Gaming, and the launch of the Dify digital wallet and in-browser cashback offering, broadening Opera’s opportunities in gaming and ecommerce. In addition, the huge success of Opera News in Africa has led to a decision to test the product in several developed markets.

“In sum”, continued Mr. Lin, “we are doing two things extremely well: operating our core businesses such that they continue to scale and create new paths to monetization, and simultaneously executing against our growth strategy. We’re entering 2021 with good momentum and the possibility to generate what many had previously expected would be 2022 revenues. We believe we have all the elements in place to enjoy sustained, long-term growth.”

Business Outlook

Mr. Frode Jacobsen, Opera’s CFO, said, “Growth in our core business accelerated in the fourth quarter, leading us to raise our revenue growth expectations in 2021 from 25% to 39%, or $65 million above 2020, at the midpoint. We expect our core business to benefit from the additional economies of scale similar to what we experienced in the fourth quarter, but we are using this strength as an opportunity to accelerate growth through high return investments in our key initiatives -- European fintech, gaming and Opera News in developed markets -- which will impact near-term margins as we enter a new phase of accelerated growth.”

For the full year 2021, Opera expects revenue of $220 million to $240 million, representing an increase of $30 million at the midpoint compared to prior guidance. Adjusted EBITDA is anticipated to be $10 million to $30 million.

For the first quarter 2021, Opera expects revenue of $47 million to $48 million, representing 18% year-over-year growth at the midpoint, roughly a 15 percentage point increase versus the fourth quarter. Adjusted EBITDA will be around breakeven as Opera invests aggressively in growth.

Nanobank and other investments

On a pro forma basis in the fourth quarter, Nanobank posted revenue of $46.0 million, up 32% compared to the third quarter, and disbursed 3.2 million loans representing $239 million in total value. Adjusted EBITDA was $13.8 million and post-tax profit was $12.3 million. The growth was primarily driven by strength in Indonesia and Mexico.

In terms of other investments, OPay continues to grow and scale its payment offerings. In December, OPay processed a gross transaction value of $2.0 billion on its platform, more than four-times the level in January 2020, and is in the process of launching in a new African geography. StarMaker continues to experience strong growth. Daily active users doubled in 2020 and fourth quarter revenues were at an annual run rate of over $130 million, more than three times the year-ago period.

Opera owns 42% of Nanobank, 13.1% of OPay and 19.35% of StarMaker.

Fourth quarter 2020 consolidated financial results

All comparisons in this section are relative to the fourth quarter of 2019 unless otherwise stated. Our former emerging markets fintech and retail revenues are not included in comparisons as they are classified as discontinued operations.

Revenue increased 3% to $50.4 million

●	Search revenue increased 13%, or 21% versus the third quarter 2020, to $25.7 million due to strong PC user growth and as monetization recovered from COVID-19.
●	Advertising revenue increased 16%, or 23% versus the third quarter 2020, to $23.3 million due to strong Opera News monetization and ad monetization increases.
●	Technology licensing and other revenue was $1.5 million. This declined $4.5 million compared to the previous year as Opera has been phasing out low-margin professional services for an investee.

Operating expenses decreased 6% to $46.4 million.

●	Cost of revenue was $2.7 million, a decrease of 38%. Within this total, $1.9 million related to the browser and news business area and $0.8 million related to other revenue.
●

Personnel expenses, including share-based remuneration, were $15.6 million, an 8% decrease. This expense consists of cash-based compensation expense of $14.6 million, and $1.0 million of share-based remuneration expense.

●	Marketing and distribution expenses were $12.3 million, a decrease of 6%.
●	Depreciation and amortization expenses were $5.9 million, flat year-over-year.
●	Other operating expenses were $5.9 million, a 31% decrease driven by reduced travel and general reductions.
●	Non-recurring costs were $3.3 million and predominantly related to the dissolution of the Powerbets joint venture.

Operating profit was $8.0 million, representing an operating margin of 16%, compared to operating loss of $0.7 million and a negative 1% margin during the fourth quarter of 2019. The increase was primarily due to lower operating expenses and the shift away from “technology licensing and other” revenue.

Other items include share of net profit of associates and joint ventures of $5.2 million, predominantly related to Nanobank, and an $8.0 million increase in the fair value of preferred shares in Starmaker and OPay following year-end assessments. Further, net finance income was $6.6 million, primarily related to marketable securities held as part of our treasury function.

Income tax expense was $0.1 million in the quarter.

Net income was $25.4 million, comprising $27.7 million in profits from continued operations and $2.3 million loss from discontinued operations following an adjustment to the initial valuation of our shares in Nanobank. This compared to a net income of $22.0 million in the fourth quarter of 2019.

Net income per ADS was $0.22 in the quarter. Each ADS represents two shares in Opera Limited. In the quarter, the average number of shares outstanding was 229.5 million, corresponding to 114.8 million ADSs.

Adjusted EBITDA was $14.3 million, representing a 28% adjusted EBITDA margin, compared to adjusted EBITDA of $6.8 million in the fourth quarter 2019. Adjusted EBITDA excludes share-based remuneration and non-recurring expenses, as well as other income and discontinued operations.

Adjusted net income was $34.7 million in the quarter, compared to adjusted net income of $12.7 million in fourth quarter 2019. Adjusted net income excludes share-based remuneration, non-recurring expenses, discontinued operations and amortization of intangible assets related to acquisitions.

Adjusted net income per ADS was $0.30 in the quarter.

Share repurchases were 0.9 million ADSs in the quarter for a total spend of $8.2 million. In 2020, we repurchased 5.9 million ADSs for a total spend of $49.0 million.

Discontinued operations include Opera’s retail business, which was discontinued following a strategic assessment as it had not been profit generating, and Opera’s former emerging markets fintech business, which was contributed to Nanobank on August 19, 2020. Opera owns 42% of Nanobank as of December 31, 2020.

We have posted unaudited supplemental information at https://investor.opera.com, including: 1) Opera’s financial historical results by quarter over 2019 and 2020, reflecting microlending and retail as discontinued operations; and 2) Nanobank financial results by quarter over 2019 and 2020 (pro forma prior to August 19, 2020).

Conference call

Opera’s management will host a conference call to discuss the fourth quarter 2020 financial results on Thursday, February 25th at 8:00 am Eastern Time (EST) (2:00 PM Central European Time, 9:00 PM Beijing/Hong Kong time). Listeners may access the call by dialing the following numbers:

United States: +1 833 570-1161

China: +86 400 682 8609

Hong Kong: +852 5819 4851

Norway: +47 2396 4173

United Kingdom: +44 (0)203 107 0289

International: +1 918 922-6511

Confirmation Code: 6964699

A live webcast of the conference call will be posted at https://investor.opera.com.

About non-IFRS financial measures

To supplement our consolidated financial statements, which are prepared and presented based on IFRS, we use adjusted EBITDA and adjusted net income, both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), net finance expense (income), share of net loss (income) of associates and joint ventures, restructuring costs, depreciation and amortization, share-based remuneration, other income, non-recurring expenses and discontinued operations.

We define adjusted net income as net income excluding share-based remuneration, amortization of acquired intangible assets, non-recurring expenses and discontinued operations, net of associated income tax adjustments.

We believe that adjusted EBITDA and adjusted net income provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS. Please refer to our financial statements at the end of this announcement for a table reconciling our non-IFRS financial measures to net income (loss), the most directly comparable IFRS financial measure.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company and its investees’ future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company, its investees, and the industry in which they operate. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of the COVID-19 pandemic as well as changes in consumer behaviours as a result of such pandemic; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company and its investees’ expectations regarding demand for and market acceptance of their brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies and/or upgrade its existing technologies; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which Company or its investees have businesses. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

About Opera

Opera is a global web innovator. Opera’s browsers, news products and fintech solutions are the trusted choice of more than 380 million monthly active users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA).

Investor Relations Contact:

Derrick Nueman

investor-relations@opera.com or (408) 596-3055

For media enquiries, please contact: press-team@opera.com

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands, except per share and ADS amounts]	2019	2020	2019	2020

Revenue	48,763	50,446	177,078	165,274
Other income	-	3,910	-	9,479
Operating expenses
Cost of revenue	(4,384)	(2,710)	(14,239)	(12,112)
Personnel expenses including share-based remuneration	(16,998)	(15,606)	(51,283)	(59,936)
Marketing and distribution expenses	(13,148)	(12,318)	(64,883)	(47,860)
Credit loss expense	(380)	(607)	(580)	(1,849)
Depreciation and amortization	(5,969)	(5,876)	(18,843)	(20,234)
Non-recurring expenses	-	(3,321)	-	(6,543)
Other expenses	(8,577)	(5,929)	(27,787)	(23,037)
Total operating expenses	(49,455)	(46,367)	(177,614)	(171,570)

Operating profit (loss)	(692)	7,990	(537)	3,182

Share of net income (loss) of associates and joint ventures	837	5,187	(3,818)	3,865
Change in fair value of preferred shares in associates	6,992	8,000	37,900	14,000

Net finance income (expense)
Finance income	6,561	5,166	10,532	13,633
Finance expense	(184)	(30)	(655)	(516)
Net foreign exchange gain (loss)	467	1,421	(25)	833
Net finance income (expense)	6,844	6,557	9,851	13,950

Profit before income taxes	13,981	27,735	43,396	34,997
Income tax (expense) benefit	(3,793)	(56)	(2,658)	(689)
Profit from continuing operations	10,188	27,680	40,739	34,310

Profit (loss) from discontinued operations	11,784	(2,276)	17,161	141,742

Net income	21,973	25,404	57,899	176,052

Net income attributable to:
Equity holders of the parent	21,973	25,404	57,899	176,052
Non-controlling interests	-	-	-	-
Total net income attributed	21,973	25,404	57,899	176,052

Weighted average number of ordinary shares outstanding
Basic, millions(1)	237.44	229.54	224.63	234.57
Diluted, millions(2)	241.76	232.49	224.83	237.39

Profit per ordinary share from continuing operations
Basic, US$	0.04	0.12	0.18	0.15
Diluted, US$	0.04	0.12	0.18	0.14

Profit per ADS from continuing operations
Basic, US$	0.09	0.24	0.36	0.29
Diluted, US$	0.08	0.24	0.36	0.29

Net income per ordinary share
Basic, US$	0.09	0.11	0.26	0.75
Diluted, US$	0.09	0.11	0.25	0.74

Net income per ADS
Basic, US$	0.19	0.22	0.52	1.50
Diluted, US$	0.18	0.22	0.51	1.48

(1) As of December 31, 2020, the total number of shares outstanding for Opera Limited was 228,285,684, equivalent to 114,142,842 ADSs.

(2) Includes the net dilutive impact of employee equity awards, all of which are dilutive.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands]	2019	2020	2019	2020

Net income	21,973	25,404	57,899	176,052

Other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods (net of tax)
Exchange differences on translation of foreign operations	301	944	(1,790)	42
Reclassification of exchange differences on loss of control	-	(151)	7	2,936
Share of other comprehensive income (loss) of associates and joint ventures	-	-	(41)	-
Net other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods	301	793	(1,824)	2,978
Total comprehensive income	22,274	26,198	56,075	179,031

Total comprehensive income attributable to:
Equity holders of the parent	22,274	26,198	56,075	179,031
Non-controlling interests	-	-	-	-
Total comprehensive income attributed	22,274	26,198	56,075	179,031

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,
[US$ thousands]	2019	2020
ASSETS
Non-current assets
Furniture, fixtures and equipment	26,053	18,167
Intangible assets	110,807	111,954
Goodwill	421,578	424,961
Investments in associates and joint ventures	76,300	359,576
Non-current financial assets	1,351	1,490
Deferred tax assets	6,204	3,996
Total non-current assets	642,293	920,144

Current assets
Trade receivables	49,371	32,606
Loans to customers	93,115	68
Other receivables	59,112	10,750
Prepayments	25,809	9,061
Inventories	7,752	-
Other current financial assets	1,535	856
Marketable securities	42,146	-
Cash and cash equivalents	139,487	134,168
Total cash, cash equivalents, and marketable securities	181,633	134,168
Total current assets	418,327	187,508
TOTAL ASSETS	1,060,620	1,107,652

EQUITY AND LIABILITIES
Equity
Share capital	24	24
Other paid in capital	814,177	765,129
Retained earnings	99,513	280,211
Foreign currency translation reserve	(1,508)	1,343
Equity attributed to equity holders of the parent	912,206	1,046,707
Non-controlling interests	-	-
Total equity	912,206	1,046,707

Non-current liabilities
Non-current lease liabilities and other loans	9,181	3,584
Deferred tax liabilities	10,526	11,745
Other non-current liabilities	137	68
Total non-current liabilities	19,844	15,397

Current liabilities
Trade and other payables	57,125	25,454
Current lease liabilities and other loans	47,793	5,389
Income tax payable	7,803	1,321
Deferred revenue	708	345
Other current liabilities	15,142	13,040
Total current liabilities	128,570	45,548

Total liabilities	148,414	60,945
TOTAL EQUITY AND LIABILITIES	1,060,620	1,107,652

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity

As of December 31, 2018, as previously reported	22	738,690	36,432	316	775,460
Impact of implementing IFRS 16 Leases	-	-	64	-	64
As of January 1, 2019, restated	22	738,690	36,496	316	775,524
Net income	-	-	57,899	-	57,899
Other comprehensive income (loss)	-	-	-	(1,824)	(1,824)
Total comprehensive income (loss)	-	-	57,899	(1,824)	56,075
Contribution of equity, net of transaction costs	2	81,267	-	-	81,267
Acquisition of treasury shares	-	(5,780)	-	-	(5,780)
Share-based remuneration expense	-	-	5,118	-	5,118
As of December 31, 2019	24	814,177	99,513	(1,508)	912,206

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity

As of December 31, 2019	24	814,177	99,513	(1,508)	912,206
Net income	-	-	176,052	-	176,052
Other comprehensive income	-	-	-	2,978	2,978
Total comprehensive income	-	-	176,052	2,978	179,030
Acquisition of treasury shares	-	(49,049)	-	-	(49,049)
Reclassification of foreign currency translation reserve	-	-	126	(126)	-
Share-based remuneration expense	-	-	4,521	-	4,521
As of December 31, 2020	24	765,129	280,211	1,343	1,046,708

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands]	2019	2020	2019	2020
Cash flow from operating activities
Net income (loss) before income taxes from continuing operations	13,981	27,735	43,396	34,997
Net income (loss) before income taxes from discontinued operations	12,621	(734)	20,124	139,792
Income taxes paid	(8,503)	(1,886)	(9,870)	(9,887)
Depreciation and amortization	6,000	5,879	18,934	20,390
Share of net loss (income) of associates and joint ventures	(837)	(5,187)	3,818	(3,865)
Change in fair value of preferred shares in associates and joint ventures	(6,992)	(8,000)	(37,900)	(14,000)
Equity component of share-based payment expense	1,478	886	5,118	4,521
Gain on disposal of fintech segment	-	-	-	(152,048)
Net finance income (expense)	(6,028)	(6,557)	(8,756)	(13,950)
Change in inventories	(5,820)	179	(7,752)	7,752
Change in trade and other receivables	(3,691)	(544)	(14,206)	19,572
Change in loans to customers	(37,607)	(68)	(90,023)	73,365
Change in trade and other payables	15,583	(605)	39,168	(25,135)
Change in deferred revenue	(451)	(2,404)	(1,224)	(346)
Change in prepayments	1,048	4,645	(11,437)	12,032
Change in other liabilities	2,322	4,036	5,441	(1,482)
Other	44	112	706	1,616
Net cash flow from (used in) operating activities	(16,852)	17,487	(44,464)	93,324

Cash flow from investment activities
Purchase of intangibles assets	-	(8)	-	(2,286)
Proceeds from sales of equipment and intangible assets	6	-	6	-
Purchase of equipment	(1,714)	(165)	(8,868)	(2,484)
Investment in, and loans to associates and joint ventures	(911)	(440)	(6,550)	(440)
Acquisition of subsidiary, net of cash acquired	-	-	-	(4,882)
Disbursement of short-term loans	-	-	-	(4,497)
Cash transferred with Okash Group	-	-	-	(39,260)
Release of escrow account	-	-	-	1,000
Repayment of short-term loans	-	-	-	4,497
Repayment of loans to associates and joint ventures	-	-	726	-
Deposit of collateral for loan facility	(52,878)	-	(52,878)	(1,000)
Net sale (purchase) of listed equity instruments	10,423	61,624	(35,250)	58,535
Development expenditure	(964)	(615)	(4,173)	(6,553)
Interest income received	-	(205)	-	326
Net cash flow from (used in) investing activities	(46,038)	60,191	(106,987)	2,956

Cash flow from financing activities
Acquisition of treasury shares	-	(8,194)	(5,780)	(49,049)
Proceeds from loans and borrowings	21,543	-	43,163	6,905
Interests on loans and borrowings	(797)	(75)	(1,184)	(1,752)
Proceeds from issues of equity instruments	10,778	-	82,630	-
Repayment of loans and borrowings	(172)	305	(1,509)	(52,874)
Transaction costs on issue of equity instruments	(497)	-	(1,364)	-
Payment of lease liabilities	-	(426)	(2,755)	(4,202)
Net cash flow from (used in) financing activities	30,855	(8,390)	113,200	(100,972)

Net change in cash and cash equivalents	(32,034)	69,288	(38,248)	(4,692)

Cash and cash equivalents at beginning of period	170,697	64,416	177,873	139,487
Net foreign exchange difference	825	465	(137)	(627)
Cash and cash equivalents at end of period	139,487	134,168	139,487	134,168

Financial details by business area

The tables below specify the contribution by each business area:

[US$ thousands]	Three Months Ended December 31, 2019
Business area	Browser and News	Other	Total
Revenue categories
Search	22,641	-	22,641
Advertising	20,164	-	20,164
Technology licensing and other revenue	-	5,958	5,958
Total revenue	42,805	5,958	48,763

Cost of revenue	(1,030)	(3,354)	(4,384)
Marketing and distribution expenses	(13,148)	-	(13,148)
Credit loss expense	(249)	(131)	(380)
Direct expenses	(14,427)	(3,485)	(17,912)

Contribution by business area	28,378	2,473	30,852

[US$ thousands]	Three Months Ended December 31, 2020
Business area	Browser and News	Other	Total
Revenue categories
Search	25,653	-	25,653
Advertising	23,121	180	23,301
Technology licensing and other revenue	-	1,492	1,492
Total revenue	48,774	1,672	50,446

Cost of revenue	(1,873)	(837)	(2,710)
Marketing and distribution expenses	(12,068)	(250)	(12,318)
Credit loss expense	(34)	(573)	(607)
Direct expenses	(13,975)	(1,660)	(15,635)

Contribution by business area	34,799	12	34,810

[US$ thousands]	Twelve Months Ended December 31, 2019
Business area	Browser and News	Other	Total
Revenue categories
Search	86,155	-	86,155
Advertising	68,813	-	68,813
Technology licensing and other revenue	-	22,111	22,111
Total revenue	154,968	22,111	177,078

Cost of revenue	(2,642)	(11,597)	(14,239)
Marketing and distribution expenses	(64,685)	(198)	(64,883)
Credit loss expense	(448)	(132)	(580)
Direct expenses	(67,776)	(11,927)	(79,702)

Contribution by business area	87,192	10,184	97,376

[US$ thousands]	Twelve Months Ended December 31, 2020
Business area	Browser and News	Other	Total
Revenue categories
Search	84,180	-	84,180
Advertising	71,510	216	71,726
Technology licensing and other revenue	-	9,368	9,368
Total revenue	155,690	9,584	165,274

Cost of revenue	(7,487)	(4,625)	(12,112)
Marketing and distribution expenses	(47,042)	(818)	(47,860)
Credit loss expense	(568)	(1,281)	(1,849)
Direct expenses	(55,097)	(6,724)	(61,821)

Contribution by business area	100,593	2,860	103,453

Personnel expenses including share-based remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

[US$ thousands]	Three Months Ended December 31,		Twelve Months Ended December 31,
Personnel expenses including share-based remuneration	2019	2020	2019	2020
Personnel expenses excluding share-based remuneration	15,523	14,614	45,355	55,230
Share-based remuneration, including related social security costs	1,475	992	5,928	4,706
Total	16,998	15,606	51,283	59,936

Other expenses

The table below specifies the nature of other expenses:

[US$ thousands]	Three Months Ended December 31,		Twelve Months Ended December 31,
Other expenses	2019	2020	2019	2020
Hosting	1,873	2,115	7,151	8,056
Audit, legal and other advisory services	1,598	1,529	6,742	5,837
Software license fees	385	432	2,169	1,882
Rent and other office expense	949	1,015	4,175	3,318
Travel	1,549	209	3,903	1,304
Other	2,222	628	3,645	2,640
Total	8,576	5,929	27,787	23,037

Non-IFRS financial measures

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands, except per share and ADS amounts]	2019	2020	2019	2020
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)	21,973	25,404	57,899	176,052
Add: Income tax expense (benefit)	3,793	56	2,658	689
Add: Net finance expense (income)	(6,844)	(6,557)	(9,851)	(13,950)
Add: Share of net loss (income) of associates and joint ventures	(837)	(5,187)	3,818	(3,865)
Add: Change in fair value of preferred shares in associates	(6,992)	(8,000)	(37,900)	(14,000)
Add: Depreciation and amortization	5,969	5,876	18,843	20,234
Add: Share-based remuneration	1,475	992	5,928	4,706
Add: Non-recurring expenses	-	3,321	-	6,543
Less: Other income	-	(3,910)	-	(9,479)
Less: Profit (loss) from discontinued operations	(11,784)	2,276	(17,161)	(141,742)
Adjusted EBITDA	6,752	14,271	24,233	25,188

Reconciliation of net income (loss) to adjusted net income
Net Income (loss)	21,973	25,404	57,899	176,052
Add: Share-based remuneration	1,483	992	5,928	4,706
Add: Amortization of acquired intangible assets	1,280	1,341	5,120	5,356
Add: Amortization of Nanobank intangible assets(1)	-	1,684	-	2,584
Add: Non-recurring expenses	-	3,321	-	6,543
Income tax adjustment (2)	(305)	(319)	(1,311)	(1,218)
Less: Profit (loss) from discontinued operations	(11,784)	2,276	(17,161)	(141,742)
Adjusted net income	12,662	34,699	50,475	52,280

Weighted average number of ordinary shares outstanding
Basic, millions	237.44	229.54	224.63	234.57
Diluted, millions	241.76	232.49	224.83	237.39

Adjusted net income (loss) per ordinary share
Basic, US$	0.05	0.15	0.22	0.22
Diluted, US$	0.05	0.15	0.22	0.22

Adjusted net income (loss) per ADS
Basic, US$	0.11	0.30	0.45	0.45
Diluted, US$	0.10	0.30	0.45	0.44

(1) The amortization of Nanobank intangible assets is included in the line "Share of net income (loss) of associates and joint ventures".

(2) Reversal of tax benefit related to the social security cost component of share-based remuneration and deferred taxes on the amortization of acquired intangible assets.